

CONSOLIDATED TOMOKA

Annual Meeting of Shareholders
April 24, 2013

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

CONSOLIDATED
TOMOKA

CTO: a Snapshot

$ in millions (except share data)

52-week Trading Range per Share (as of April 15, 2013)	$40.25 - $25.50
Equity Market Capitalization (as of April 15, 2013)	$206.3
Total Debt*	$49.1
Other Liabilities*	$41.6
Total Enterprise Value	$255.4
Debt less Cash* / Total Enterprise Value	18.7%
Book Value per Share*	$20.13

*as of March 31, 2013

CONSOLIDATED
TOMOKA

CTO: a Snapshot

Land & Subsurface	10,000+ acres 490,000 acres Subsurface Rights
Income Properties	36 Single-Tenant Income Properties 2 Self-Developed Properties 22 Billboards
Golf	36 holes of Championship Golf 3-hole Practice Academy
Other	Timber Management Hunting & Hay Leases

CONSOLIDATED TOMOKA

Highlights: Moving the Needle

- Land Transactions:
  - Sold 16.6 acres for $37,245 per acre in June 2012
  - 3.4 acres out of the 25 acre Williamson Crossing under contract at corner of LPGA & Williamson Blvds



Highlights: Moving the Needle

- Income Properties – 2012 & Q1 2013

    - Acquisitions:
        - Acquired 15 income properties
        - $53.5 million aggregate purchase price
        - 4 new states, 5 new credits
        - Average lease term of 13.6 years

    - Dispositions:
        - Sold 4 income properties
        - $15.6 million aggregate sales price
        - Average lease term of 8.8 years





Income Properties: 36 properties - 7 states



Bank of America	Buffalo Wild Wings GRILL & BAR	DICK'S SPORTING GOODS	PNC
9: CA	1: AZ	1: GA	2: FL
BEST BUY	CHASE	CVS	BIG LOTS!
1: GA	1: IL	8: FL	1: AZ
Walgreens	Harris Teeter Your Neighborhood Food Market		
	1: NC	LOWE'S	Hilton Grand Vacations
5: FL / 1: CO / 1: GA	BARNES & NOBLE BOOKSELLERS	1: NC	2: FL
	1: FL		

Income Properties: Recycling

Northern Tool
Asheville, NC
Term: 7+ years
Credit: N/A

JP Morgan Chase Bank
Chicago, IL
Term: 28+ years
Credit: A+





Income Properties: Recycling

Land Transaction
West of I-95
16.6 acres at $37,245/acre

Buffalo Wild Wings
Phoenix, AZ
Term: 15 years





Income Properties: Recycling

Vacant
Barnes & Noble
Lakeland, FL
Term: N/A
Credit: N/A



Walgreens
Powder Springs, GA
Term: 9 years
Credit: BBB



Walgreens
Boulder, CO
Term: 22+ years
Credit: BBB



Income Properties: Recycling

PNC
Alpharetta, GA
Term: 7 years
Credit: A



CVS
Clermont, FL
Term: 11.5 years
Credit: BBB



Bank of America - 5 branches
Orange County, CA
Term: 15 years
Credit: A





Income Properties: Diversifying

Rent Allocated by Tenant

Q1 2013



- CVS: 21%
- WAG: 21%
- BAC: 9%
- Hilton: 13%
- LOW: 6%
- Other: 29%

Q1 2012



- CVS: 31%
- WAG: 25%
- PNC: 9%
- LOW: 8%
- Other: 27%

BAC	Bank of America
LOW	Lowe's
WAG	Walgreens

Income Properties: Diversifying

Rent Allocated by State

Q1 2013



Q1 2012



Highlights: Moving the Needle

- **Agriculture:**
  - 3,377 acres in hay and hunting leases
  - Over 100 acres in timber harvest revenue
  - Remaining acres in timber production

- **Subsurface:**
  - 136,000-acre, 8-year lease (no production yet)
  - Royalties on two producing wells on 800 acres

- **Book Value:**
  - Increased to $20.13 per share as of March 31, 2013, despite a land basis over 110 years old on much of our land

- **Litigation:**
  - Settled litigation with St. Johns River Water Management District (SJRWMD)

Highlights: Moving the Needle

- **Golf: Amended lease with the City of Daytona Beach**
  - Reduced scheduled rent escalation
  - Agreed to renovate the clubhouse and pro shop, which was completed by year-end



  - Expanded F&B service - 259 seating increased to 341 (82 seats/32% increase)
  - Remodeled pro shop - from 3,387 SF to 1,114 SF

Malcolm's: at LPGA International






Highlights: Moving the Needle

- **Debt:**
  - Secured 10-year, 3.67% fixed rate mortgage loan on 14 properties
  - Secured 5-year, 3.66% fixed rate mortgage loan on two Orlando office properties
  - Amended credit facility March 29, 2013
    - Expanded capacity to $125m
    - Reduced interest rate 25 bps
    - Extended maturity to 2016

- **Odd-Lot Stock Buy-Back Program:**
  - Completed Q2 2012
  - 14,634 shares tendered at $31 per share
  - Approximately 283 shareholders

Revenue: the Growth

$ in millions

2012	$17.33
2011	$14.06
2010	$12.27

Land Transactions: Recovering

$ in millions (except per acre data)

2012*	$0.87
2011	$0.00
2010	$0.00

* Includes transaction for 16.6 acres ($37,245 per acre)

CONSOLIDATED
TOMOKA

Segment Income*: Improved Results

$ in millions

	FY '12	FY '11
Income Properties	$8.88	$8.25
Real Estate Operations	$2.39	($0.25)
Golf Operations	($0.88)	($1.33)
Other	($0.03)	($0.53)
Total Segment Income	**$10.36**	**$6.14**

*revenues less direct cost of revenues

CONSOLIDATED TOMOKA

20

Recurring G&A: Flat

$ in millions

	FY '12	FY '11
Gross G&A	$6.62	$5.44
Stock Compensation	($1.05)	($0.25)
Personnel Changes	($0.17)	($0.51)
Non-Cash Reserves*	($0.72)	($0.00)
Recurring G&A	**$4.68**	**$4.68**
Employee Count	14**	18

* Settlement of SJRWMD

** Current

CONSOLIDATED TOMOKA

EPS: Positioned for Growth

	FY '12	FY '11
EPS	**$0.10**	**($0.82)**
Items Impacting EPS, net of Income Tax		
Stock Compensation	($0.11)	($0.03)
Personnel Changes	($0.02)	($0.06)
Non-Cash Reserves	($0.08)	$0.00
Impairments	$0.00	($0.71)

Shareholder Improvements: Highlights

- Reduced board size from 11 to 8 Directors

- Bought back 14,634 shares through odd-lot program at $31 per share

- Additional disclosure and transparency

- Improved shareholder communications

- Shareholder friendly actions
  - ✓ Say on Pay
  - ✓ Annual Board of Director Elections
  - ✓ Increased Director stock ownership requirements
  - ✓ Eliminated executive perks

Management: New Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012
Linda Crisp Vice President - Corporate Secretary	• 37 years with CTO	1976

Board of Directors: 2013 Board

Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.
John P. Albright	President and Chief Executive Officer of the Company
John J. Allen	President of Allen Land Group, Inc.
William H. Davison	Retired President and Chief Executive Officer of SunTrust Bank, East Central Florida
William L. Olivari	Certified Public Accountant and Consultant with Olivari and Associates
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.
A. Chester Skinner, III	President of Skinner Bros. Realty Co.
Thomas P. Warlow, III	President and Chairman of The Martin Andersen-Gracia Andersen Foundation, Inc.

Daytona Beach: Expanding

Daytona Proud

Congratulations to these Daytona Beach businesses who expanded their operations in 2012!

 **TELEDYNE** OIL & GAS

50,000 square-foot
new technology center
teledyneoilandgas.com

Ark Technologies

50,000 square-foot auto parts
manufacturer opened in
June of 2012



60,000 square-foot
expansion
aopmfg.com

 **DAYTONA BEVERAGES**

40,000 square-foot
distribution expansion
daytonabud.com



Installation of state-of-the-art
hot mix asphalt facility
pandspavinginc.com

LPGA INTERNATIONAL

Expanded dining and
private events space
lpgainternational.com

Daytona Beach: Other Highlights

- **Embry Riddle Aeronautical University:**
  - $39 million, 140,000 square-foot College of Arts and Sciences building
  - 220,000 square-foot student center

- **I-4:**
  - Widening is in full-throttle mode
  - $134 million project will provide more capacity along I-4 through to the I-95 interchange
  - Estimated to be completed in October 2014

- **International Speedway Corporation:**
  - Planning stages for a 180-acre development and redevelopment of its speedway and neighboring lands in Daytona Beach
  - Possibility of several hundred million dollars invested locally

CONSOLIDATED TOMOKA

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

Main: 386.274.2202
Fax: 386.274.1223
Email: info@ctlc.com
NYSE MKT: CTO